FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The 2011 Share Incentive Plan of Melco Resorts & Entertainment Limited (the “Company”) has a term of 10 years and will expire on December 7, 2021. In view of the impending expiry of the 2011 Share Incentive Plan, the Company proposes to adopt a new 2021 Share Incentive Plan to enable the Company to continue to grant awards to eligible participants as incentive for their contributions to the success of the Company.

The boards of directors of both the Company and its majority shareholder, Melco International Development Limited (“Melco International”), a Hong Kong-listed company, have approved the 2021 Share Incentive Plan. In addition, as the Company is a subsidiary of Melco International, the implementation of the 2021 Share Incentive Plan is subject to the approval of the shareholders of Melco International by an ordinary resolution in accordance with the applicable listing rules in Hong Kong. Accordingly, the 2021 Share Incentive Plan will be submitted for approval at Melco International’s annual general meeting of shareholders which is scheduled to be held on June 4, 2021. Melco International’s board of directors proposes to recommend to its shareholders at the annual general meeting to approve the adoption of the 2021 Share Incentive Plan by the Company.

If Melco International’s shareholders approve the 2021 Share Incentive Plan, it will become effective as of a date specified by the compensation committee of the Company’s board of directors as the effective date for the plan (but not later than December 7, 2021 when the 2011 Share Incentive Plan expires). Approval of the 2021 Share Incentive Plan by the Company’s shareholders is not required under the laws of the Cayman Islands.

Upon the termination or expiration of the 2011 Share Incentive Plan, no further awards may be granted pursuant to the 2011 Share Incentive Plan but the provisions of such plan shall remain in full force and effect in all other respects in respect of any awards granted prior to the date of termination or expiration of such plan.

A summary of the principal terms of the 2021 Share Incentive Plan which is proposed to be approved by the shareholders of Melco International as described above is set out in Exhibit 99.1 attached to this Form 6-K.

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6-K

Signature

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Chief Legal Officer and Company Secretary

Date: May 4, 2021

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Summary of 2021 Share Incentive Plan